UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 24, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ituran Location & Control Limited
File No. 1-32618 - CF#22306

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Ituran Location & Control Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 30, 2008.

Based on representations by Ituran Location & Control Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.43   through January 18, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

L. Jacob Fien-Helfman
Special Counsel and Information Officer